UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003.

Commission File Number: 1-31416

NISSIN CO., LTD.

(Translation of registrant’s name into English)

Shinjuku L-Tower 25F
6-1, Nishi Shinjuku 1-chome
Shinjuku-ku, Tokyo 163-1525
Japan

(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F  X  Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes      No  X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
EXHIBIT
EX-1 Condensed Financial Statements (U.S. GAAP)
EX-2 Condensed Financial Statements(Japanese GAAP)

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NISSIN CO., LTD.

Date: November 4, 2003	By:	/s/ Hitoshi Higaki Hitoshi Higaki Managing Director

FORWARD-LOOKING STATEMENTS

     Condensed Statements of Consolidated and Non-consolidated Financial Results for the Six Months Ended September 30, 2003 (Japanese GAAP), included herein as Exhibit 2, contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets and are subject to various risks, uncertainties and assumptions about our business. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial position, or state other forward-looking information. Potential risks and uncertainties that could cause our actual results to differ materially from our expectations include, among other things:

•	the effect of weak domestic economic conditions, including changes in personal bankruptcy rates;

•	competition from large consumer finance companies and other financial institutions;

•	uncertain liquidity of Japan’s capital markets and availability of funding from lenders on favorable terms;

•	potential changes to legislation, including restrictions on interest rates, to regulations for the moneylending business and to government policy, including Japan’s monetary policy;

•	our exposure to negative publicity for the consumer or business finance industries generally or us specifically;

•	our ability to pursue and maintain profitable joint ventures and strategic alliances; and

•	reliability of information or technological systems and networks.

     Our expectations expressed in these forward-looking statements may not turn out to be correct, and our actual results could materially differ from and be worse than our expectations.

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Condensed Statements of Consolidated Financial Results for the Six Months Ended September 30, 2003 (U.S. GAAP)
2.	Condensed Statements of Consolidated and Non-consolidated Financial Results for the Six Months Ended September 30, 2003 (Japanese GAAP)